Filer:  Thermo Electron Corporation
                                      Pursuant  to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                     Subject Company:  Thermo Cardiosystems Inc.
                               Subject Company Exchange Act File No.:  001-10114


        Thermo Electron Plans to Resubmit Antitrust Filings Related to
                 Merger of Thermo Cardiosystems and Thoratec

WALTHAM, Mass., November 29, 2000 - Thermo Electron Corporation (NYSE:TMO) announced today that it has withdrawn and is resubmitting its Hart-Scott-Rodino antitrust filings with the Federal Trade Commission and Department of Justice regarding the proposed merger of its Thermo Cardiosystems Inc. (ASE:TCA) subsidiary and Thoratec Laboratories Corporation (NASDAQ:THOR).

      The resubmission will start a new 30-day waiting period that would expire at the end of December, unless the FTC shortens or extends the waiting period. The company's refiling will provide the FTC with additional time to complete its investigation of the competitive implications of the proposed transaction. Assuming the transaction clears antitrust review, the companies still expect to complete the merger during the first quarter of 2001.

      The proposed transaction was announced on October 3, 2000. Under the terms of the agreement, each issued and outstanding share of Thermo Cardiosystems stock will be exchanged for 0.835 shares of newly issued Thoratec stock. The transaction is subject to the approval by shareholders of both companies, regulatory approval, and usual conditions.

      Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food, drug, and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available at http://www.thermo.com.

Other Important Information:
The proposed merger between Thermo Cardiosystems and Thoratec is described in a preliminary joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the participants in the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

You can call us at (781) 622-1111, or write to us at:

      Investor Relations Department
      Thermo Electron Corporation
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046




                                     -more-

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the company's Amendment No. 2 to Registration Statement on Form S-4 [Reg. No. 333-35478] filed with the Securities and Exchange Commission on June 27, 2000. These include risks and uncertainties relating to: the company's ability to complete its corporate reorganization, the need for a favorable Internal Revenue Service ruling regarding planned spin-offs of certain subsidiaries, divestitures planned as part of the reorganization, integration of the instrument businesses, issuance of significant amounts of additional shares as part of the reorganization, liquidity and prospective performance of the subsidiaries to be spun off, guarantees of obligations of the subsidiaries to be spun off, stock price volatility, goodwill acquired by the company, internal growth, the effect of exchange rate fluctuations on the company's significant international operations, the need to develop new products and adapt to significant technological change, changes in governmental regulations, and dependence of demand on capital spending and government funding policies.


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